Crown Electrokinetics Corp.

1110 NE Circle Blvd.

Corvallis, Oregon 97330

May 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crown Electrokinetics Corp.
Registration Statement on Form S-3
File No. 333-271436

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Crown Electrokinetics Corp. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Thursday, May 4, 2023, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, M. Ali Panjwani of Pryor Cashman LLP, at (212) 326-0820.

Very truly yours,

/s/ Doug Croxall
Doug Croxall
Chief Executive Officer

cc:	M. Ali Panjwani, Esq.